UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2010
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A     .

Agenda for Extraordinary General Meeting of Shareholders
On June 17, 2010, KB Financial Group Inc. furnished a public notice regarding the convocation of its extraordinary general meeting of shareholders to be held on July 13, 2010. Details of the agenda are as follows:
•	Agenda: Appointment of director

•	Details of nominee for director

Name
(Date of Birth)	Current Position	Career		Education		Nationality	Term of Office
Yoon-Dae Euh (New appointment) (05/22/1945)	Chairman, Presidential Council on Nation Branding	•	Chairman, Steering Committee of Korea Investment Corporation	•	Ph.D. in Business Administration, University of Michigan	Republic of Korea	3 years
		•	President, Korea University	•	M.A. in Business Management, Asian Institute of Management
		•	Member, Public Fund Oversight Commission	•	M.A. in Business Administration, Korea University
		•	Monetary Board Member, the Bank of Korea	•	B.A. in Business Administration, Korea University

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: June 17, 2010	By: /s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Deputy President & CFO